Exhibit 16.1

April 27, 2017

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Unilife Corporation (the Company) and, under the date of October 21, 2016, we reported on the consolidated financial statements of the Company as of and for the years ended June 30, 2016 and 2015, and the effectiveness of internal control over financial reporting as of June 30, 2016. On April 21, 2017, we resigned. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 27, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement regarding selecting an independent registered public accounting firm to replace KPMG.

Very truly yours,

/s/ KPMG LLP